                                File No. 70-9365

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM U-1

                               AMENDMENT NO. 2 TO
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                          COLUMBIA ELECTRIC CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                              COLUMBIA ENERGY GROUP
                (Name of top registered holding company parent of
                          each applicant or declarant)


                           J. W. Trost, Vice President
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
                     (Name and address of agent for service)

          Names and Addresses of Subsidiary Company Agents for Service:

                             D. P. Detar, Treasurer
                          Columbia Electric Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

      Columbia Energy Group ("Columbia"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and its wholly-owned subsidiary company, Columbia Electric Corporation ("Columbia Electric"), hereby amend and restate the Application-Declaration in its entirety.

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

      (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

      Columbia, through its wholly-owned subsidiary Columbia Electric, seeks authority to invest up to $200 million to acquire and fund a fifty percent (50%) interest in an independent power project that is currently under construction in Gregory, Texas ("Project Gregory"). It is contemplated that the project, when completed, will be certified as a qualifying facility ("QF") under the Public Utility Regulatory Policies Act of 1978 ("PURPA"). In connection with the proposed investment, Columbia will not seek recovery through increased rates to customers of its utility subsidiaries to be compensated for any losses or inadequate returns it may sustain from Project Gregory.

Background

      Since 1986, Columbia, through its wholly-owned subsidiary Columbia Electric (formerly known as TriStar Ventures Corporation), has been involved in the development, ownership and operation of domestic independent power projects. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 24199 (Sept. 26, 1986) (authorizing activities related to qualifying cogeneration facilities and small production facilities under the Public Utility Regulatory Policies Act of 1978). Columbia Electric has interests in three cogeneration projects that produce both electricity and useful thermal energy. These projects are fueled principally by natural gas and have a total capacity of nearly 250 megawatts.

      In addition to its other development activities, Columbia has entered into joint development agreements with Westcoast Energy (U.S.) Inc. to develop, own and operate three gas-fired merchant power plants to be located in the Northeast and Mid-Atlantic regions of the United States and, possibly, Canada. In total, the three plants are anticipated to provide approximately 1000 megawatts of electricity using approximately 160 Mmcf per day of natural gas. The total cost of these projects is estimated to be between $600 million and $700 million. Columbia Electric also has options to acquire a number of sites in Pennsylvania, each capable of supporting at least a 250 MW plant.

Project Gregory

      In June, 1998, Columbia Electric and LG&E Power Inc. ("LG&E") entered into an agreement to participate in the development, construction, start-up, operation, maintenance, financing and ownership of a gas-fired cogeneration project near Gregory, Texas ("Project Gregory"). The project, a 550 megawatt (MW) equivalent electricity and steam production facility capable of producing 1,500,000 pounds per hour of steam, will serve steam needs and power needs of the Reynolds Metals Company's Sherwin Alumina Plant. The facility, which is expected to begin commercial operation in the summer of 2000, will also provide electricity to the Texas energy market.

      The assets of Project Gregory will be held by Gregory Power Partners, L.P., a special purpose limited partnership that will be jointly owned by subsidiaries of Columbia Electric and LG&E. Of interest here, Columbia Electric Gregory General Corporation will hold a 1% interest as a general partner of Gregory Power Partners, L.P. while Columbia Electric Gregory Limited Corporation will hold a 49% interest as a limited partner, on behalf of Columbia Electric. Similarly, LG&E Power Gregory IV Inc. will hold a 1% interest as a general partner and LG&E Power Gregory I Inc. will hold a 49% interest as a limited partner, on behalf of LG&E.

      A second special purpose entity, Gregory Partners, LLC, will provide administrative and advisory services with respect to Project Gregory. Columbia Electric Gregory Remington Corporation will hold a 1% interest as member-manager, and Columbia Electric Gregory Member Corporation will hold a 49% interest as a member of Gregory Partners, LLC, on behalf of Columbia Electric. LG&E Power Gregory II Inc. will hold a 1% interest as member-manager, and LG&E Power Gregory III Inc. will hold a 49% interest as a member of Gregory Partners, LLC, on behalf of LG&E.

      Project Gregory will be financed with a combination of equity and debt under a credit agreement with ING (U.S.) Capital Corporation and a syndicate of international financial institutions. The total cost of the project is estimated to be approximately $240 million. It is contemplated that additional guarantees will be required in connection with the contracts for the sale of steam and power generated by the facility, however, the total Columbia investment in Project Gregory, inclusive of guarantees, will not exceed $200 million. Columbia relies on its authority under existing orders to fund the Project Gregory investment.

      Columbia's initial investments in Project Gregory have been made in reliance on Rule 58, which exempts the acquisition of securities of energy-related companies, subject to certain conditions. Specifically, Rule 58(b)(1)(viii) defines an energy-related company to include any company that derives substantially all of its revenues from the "development, ownership or operation of 'qualifying facilities,' as defined under the Public Utility Regulatory Policies Act of 1978, as amended ('PURPA'), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA."

      There is no question as to the propriety of the underlying activity. See, e.g., Energy Initiatives, Inc., Holding Co. Act Release No. 25876 (Sept. 7,
1993) (authorizing
the acquisition of an ownership interest in a nonaffiliate engaged in the business of developing, owning and operating cogeneration and independent power generation projects); The Columbia Gas System, Inc., Holding Co. Act Release Nos. 25802 (April 23, 1993) and 24199 (Sept. 26, 1986) (authorizing Columbia to invest in and to operate electric cogeneration facilities); CNG Energy Company, Holding Co. Act Release No. 24253 (Dec. 3, 1986) (authorizing investments of up to $100 million in qualifying cogeneration facilities); see also Rule 58 Release ( the exemption for investment in companies such as QFs "is intended to encompass activities with which the Commission is familiar as a result of its administrative experience and that appear to be so closely related to the ordinary course of business as not to require case-by-case analysis pursuant to sections 9(a)(1) and 10"). It is in reliance on these orders that Columbia now seeks an order under Sections 9(a)(1) and 10 of the Act(1). Columbia will not seek to rely on the requested authority to acquire, directly or indirectly, the securities of or an interest in a public utility company within the meaning of the Act.

      Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiary other than with respect to EWGs or FUCOs, shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. With respect to the requested authority, each of the conditions is satisfied.

      (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

      See Item 1.a.


----------
(1) Columbia chooses to seek an order, rather than to rely on Rule 58, in order to preserve its investment ability under that rule. The problem arises because -- unlike Rule 53 which defines "aggregate investment" generally in terms of monies invested by, or for which there is recourse to, the registered holding company -- Rule 58 defines the term to include investments for which there is recourse to any company in the registered system. See Rule 58(a)(3) (aggregate investment in energy-related companies is defined as "all amounts invested or committed to be invested in energy-related companies, for which there is recourse, directly or indirectly, to the registered holding company or any subsidiary company thereof"). Thus, even investments for which there is recourse only to the project assets (so-called "nonrecourse" project financing) would be counted for purposes of Rule 58, with the anomalous result that the "aggregate investment" under that rule is significantly greater than the amount for which Columbia Energy Group and its other subsidiaries are truly at risk.

      (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

      See Item 1.a.

      (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

      See Item 1.a.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

      (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal fees in connection with
the preparation of the Application-Declaration ....................   $ 7,500.00
                                                                      ==========

      (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

      Legal services in connection with the subject application-declaration have been rendered by the Columbia Energy Group Service Corporation at cost.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

      (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

      Sections 6, 7, 9 and 10 of the Act, and Rules 52 and 54 thereunder are applicable to the proposed transaction.

      (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

      Not applicable.

ITEM 4. REGULATORY APPROVAL

      (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

      The proposed transactions are not subject to the jurisdiction of any State commission other than this Commission. The applicants are preparing an application for certification of Project Gregory as a qualifying facility under the Federal Power Act.

      (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

      Not applicable.

ITEM 5. PROCEDURE

      (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

      It is requested that the Commission issue its order on or before March 16, 1999.

      (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

      Columbia hereby (i) waives a recommended decision by a hearing officer,
(ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

      (b) Financial Statements

      F-1 Pro Forma financial statement for Columbia Energy Group

      There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

      (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

      The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

      (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

      No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                                    COLUMBIA ENERGY GROUP

DATE: March 3, 1999                 by: /s/ M. W. O'Donnell
                                    ______________________________________
                                    M. W. O'Donnell, Senior Vice President
                                    & Chief Financial Officer


                                    COLUMBIA ELECTRIC CORPORATION

DATE: March 3, 1999                 by: /s/ J. W. Trost
                                    ______________________________________
                                    J. W. Trost, Vice President

Columbia Energy Group and Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS

                                                               As of          Project                      Project
                                                           September 30,      Gregory       Proforma       Gregory       Proforma
                                                               1998            Year 1        Year 1         Year 2        Year 2
                                                          ----------------   ----------    -----------   ------------   -----------
                                                            (unaudited)      (estimated)                 (estimated)
ASSETS
PROPERTY, PLANT AND EQUIPMENT
    Gas utility and other plant, at original cost                $7,571.9                    $7,571.9                     $7,571.9
    Accumulated depreciation                                     (3,580.8)                   (3,580.8)                    (3,580.8)
                                                          ----------------                 -----------                  -----------

    Net Gas Utility and Other Plant                               3,991.1                     3,991.1                      3,991.1
                                                          ----------------                 -----------                  -----------

    Gas and oil producing properties, full cost method
       United States cost center                                    676.8                       676.8                        676.8
       Canadian cost center                                           4.8                         4.8                          4.8
    Accumulated depletion                                         (217.3)                     (217.3)                      (217.3)
                                                          ----------------                 -----------                  -----------

    Net Gas and Oil Producing Properties                            464.3                       464.3                        464.3
                                                          ----------------                 -----------                  -----------

Net Property, Plant and Equipment                                 4,455.4                     4,455.4                      4,455.4
                                                          ----------------                 -----------                  -----------

INVESTMENTS AND OTHER ASSETS                                         96.2         7.5           103.7          32.5          136.2
                                                          ----------------                 -----------                  -----------

CURRENT ASSETS
    Cash and temporary cash investments                              26.6        (7.5)           19.1         (19.1)             -
    Accounts receivable, net                                        667.2                       667.2                        667.2
    Gas inventory                                                   241.0                       241.0                        241.0
    Other inventories - at average cost                              29.7                        29.7                         29.7
    Prepayments                                                     106.2                       106.2                        106.2
    Regulatory assets                                                59.8                        59.8                         59.8
    Underrecovered gas costs                                         23.7                        23.7                         23.7
    Deferred property taxes                                          23.8                        23.8                         23.8
    Exchange gas receivable                                         193.0                       193.0                        193.0
    Other                                                            50.3                        50.3                         50.3
                                                          ----------------                 -----------                  -----------

Total Current Assets                                              1,421.3                     1,421.3                      1,421.3
                                                          ----------------                 -----------                  -----------

REGULATORY ASSETS                                                   374.5                       374.5                        374.5
DEFERRED CHARGES                                                     84.2                        84.2                         84.2
                                                          ----------------   ----------    -----------   ------------   -----------

TOTAL ASSETS                                                     $6,431.6       $ -          $6,431.6        $ 13.4       $6,445.0
                                                          ================   ==========    ===========   ============   ===========

CAPITALIZATION AND LIABILITIES
CAPITALIZATION
    Common stock equity                                          $1,932.1                    $1,932.1                     $1,932.1
    Long-term debt                                                2,002.1                     2,002.1                      2,002.1
                                                          ----------------                 -----------                  -----------

Total Capitalization                                              3,934.2                     3,934.2                      3,934.2
                                                          ----------------                 -----------                  -----------

CURRENT LIABILITIES
    Short-term debt                                                  97.7                        97.7          13.4          111.1
    Accounts and drafts payable                                     461.0                       461.0                        461.0
    Accrued taxes                                                    70.9                        70.9                         70.9
    Accrued interest                                                 70.4                        70.4                         70.4
    Estimated rate refunds                                           54.0                        54.0                         54.0
    Estimated supplier obligations                                   72.4                        72.4                         72.4
    Transportation and exchange gas payable                         168.9                       168.9                        168.9
    Overrecovered gas costs                                          33.8                        33.8                         33.8
    Other                                                           294.4                       294.4                        294.4
                                                          ----------------                 -----------                  -----------

Total Current Liabilities                                         1,323.5                     1,323.5                      1,323.5
                                                          ----------------                 -----------                  -----------

OTHER LIABILITIES AND DEFERRED CREDITS
    Deferred income taxes, noncurrent                               654.3                       654.3                        654.3
    Investment tax credits                                           34.5                        34.5                         34.5
    Postretirement benefits other than pensions                      96.3                        96.3                         96.3
    Regulatory liabilities                                           44.8                        44.8                         44.8
    Other                                                           344.0                       344.0                        344.0
                                                          ----------------                 -----------                  -----------

Total Other Liabilities and Deferred Credits                      1,173.9                     1,173.9                      1,173.9
                                                          ----------------   ----------    -----------   ------------   -----------

TOTAL CAPITALIZATION AND LIABILITIES                             $6,431.6       $ -          $6,431.6        $ 13.4       $6,445.0
                                                          ================   ==========    ===========   ============   ===========


                                        2